VIA EDGAR TRANSMISSION

Mr. Ameen Hamady

Mr. Terence O’Brien
Division of Corporation Finance

Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2017
Filed on May 1, 2018

File No. 001-14732

Response to Staff Comment Letter Dated July 27, 2018

Dear Mr. Hamady and Mr. O’Brien:

Reference is made to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) received by Companhia Siderúrgica Nacional (“National Steel Company” or the “Company” or “CSN”) on July 27, 2018, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed on May 1, 2018 (the “2017 Form 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

SEC Comment No. 1.

8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments, page FS-29

We note your tabular disclosure for the various investments accounted for under the equity method and the various joint ventures and joint operations that the company is a part of. As it relates to your investment in Transnordestina Logistica S.A., please clarify what the fair value allocated to TLSA in loss of control is intended to represent. In that regard, please tell us and further expand your disclosures to clarify the facts and circumstances that may have resulted in the loss of control of your TLSA investment and the related accounting treatment and authoritative literature you relied on.

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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Response to Comment No. 1.

The fair value allocated to TLSA in loss of control on page FS-29, in the amount of R$271 million, represents the original fair value recorded in 2013 (R$659 million) less a R$388 million impairment loss in 2016, as explained in item 8.d. of the 2017 Form 20-F, pages FS-35/36.

As disclosed in CSN’s financial statements in its annual reports on Form 20-F for the fiscal years ended December 31, 2013 and December 31, 2014, the fair value was allocated to TLSA upon CSN’s loss of control in 2013. This loss of control occurred when TLSA’s shareholders approved TLSA’s disproportional spin-off, thereby segregating Railway System I (“RS I”) and Railway System II (“RS II”), which had formerly comprised the Northeast Railway System concession.

As a result of the spin-off, RS I assets were merged into Ferrovia Transnordestina Logística S.A. (“FTL”), a subsidiary of CSN, and RS II assets remained under TLSA. Pursuant to an agreement among TLSA’s shareholders executed on the spin-off date, TLSA became a joint venture subject to joint control of CSN and one of the Brazilian government entities comprising a public block. CSN and the public block carry joint rights in TLSA’s material company decisions and ordinary course of business, including budgeting, internal policies, capital expenditures and debt profile. These joint rights effectively confer veto rights over certain material company decisions. This new control structure resulted in CSN’s loss of control over TLSA, pursuant to criteria set forth in IFRS 10 – Consolidated Financial Statements, and triggered the recognition of the fair value allocated to TLSA in loss of control.

Upon the spin-off, as of December 31, 2013, in accordance with paragraphs 25, B97-B99A, of IFRS 10, CSN deconsolidated all TLSA assets, liabilities and non-controlling interests, and began recognizing its remaining interest in TLSA as an equity method investment, initially measured at fair value as of the spin-off date pursuant to guidance in IFRS 13 – Fair Value Measurement, and subsequently pursuant to IAS 28 – Investments in Associates and Joint Ventures.

In its annual report on Form 20-F for the fiscal year ended December 31, 2018, CSN will begin to present the fair value in the same line item as the TLSA investment balance (separate column) and expand its disclosures regarding the historic information related to the corresponding fair value and any impairment loss recorded.

TLSA remains a pre-operational entity and its concession period is set to expire at the end of 2057.

Fair Value of CSN’s Remaining Interest in TLSA

The Company determined the fair value of its remaining interest in TLSA in accordance with IFRS 13 – Fair Value Measurement. The Company used the income approach technique to determine the fair value of the future cash flows from investments in and net revenues generated and expenses incurred by the RS II, considering (i) TLSA’s business plan, which includes system capacity volumes for each type of good transported and market prices and conditions; (ii) TLSA’s concession agreement’s expiration in 2057; (iii) the cap on the rate of return established in TLSA’s concession agreement of 6.75% per annum, plus inflation, as calculated by the Brazilian National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor), during the life of the concession; and (iv) the concession agreement’s early expiration if the rate of return reaches the cap before 2057.

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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For your reference, the following table reconciles the gain generated by CSN’s loss of control in TLSA, as of December 31, 2013, which CSN recorded in its income statement as “other operating income”:

Amount (in millions of R$)
(+) Fair value of the remaining investment	1,984
(-) Carrying amount of net assets	1,714
(+) Carrying amount of non-controlling interests	389
(=) Gain upon loss of control in TLSA	659

Investment Balance of TLSA

The following table reconciles the investment balance of TLSA recognized as of December 31, 2012 and December 31, 2013:

Amount (in millions of R$)
TLSA investment balance as of December 31, 2012	1,452
Capital increase	153
Capital reduction of net assets merged into FTL	(153)
Comprehensive income	1
Loss for the year	(128)
Gain upon loss of control over TLSA	659
TLSA investment balance as of December 31, 2013	1,984

SEC Comment No. 2.

8.d) Joint ventures and joint operations financial information, page FS-33

Please further tell us and expand your disclosures to discuss the facts and circumstances that resulted in the determination an impairment trigger was present in 2016 that resulted in the evaluation of TLSA’s own long lived assets. In that regard, please clarify whether, the R$387,989 that was recorded as other operating expenses represented the write down of your investment in TLSA or whether that was the company’s proportional amount of any impairment loss that was recognized by TLSA. Please tell us how you applied the guidance in paragraphs 40-42 of IAS 28 given that it appears you are accounting for your investment in TLSA as an equity method investment based on your disclosure on page FS-10.

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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Response to Comment No. 2.

The R$388 million recorded as other operating expenses in 2016 represented CSN’s write-down of its investment in TLSA and did not represent CSN’s proportional amount of any impairment loss recognized by TLSA.

The impairment loss was triggered in 2016 due to (i) additional delays in the RS II stemming from delays in the public block’s funding as a result of ongoing inspections by governmental agencies (funding would not be granted until completion of the inspections), which delays were not compensated by an extended concession period, and (ii) an increase in the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo) from 5.5% in 2015 to 7.5% in 2016, which increased TLSA’s cost of financing its loans.

As set forth in the Response to Comment No. 1 herein, TLSA is an entity under common control and CSN accounts for its investment pursuant to the equity method and the guidance in IAS 28. The construction of the RS II has experienced delays, and the commencement of its operations, originally scheduled for 2017, has been repeatedly postponed. In 2016, a two-year delay in the commencement of the RS II’s operations without any extension in its concession period meant CSN had two years less to recover its investment in TLSA than originally calculated.

TLSA’s management and shareholders, including CSN, have monitored the RS II’s ability to continue as a going concern, as well as potential impairment triggers on the carrying amounts of recorded assets (investment amounts, including the fair value allocated to TLSA in loss of control). The RS II’s delays were a potential impairment trigger according to IAS 28, paragraphs 40-42.

In spite of the RS II’s delays, TLSA concluded that its discounted cash flow model (“DCF”) did not present impairment in its long-lived assets, meaning TLSA remained fully recoverable since 2013 and did not record any impairment loss on its long-lived assets.

In parallel, CSN tests for impairment in its interest in TLSA annually, considering the guidance in paragraphs 41A and 41C of IAS 28.

In 2016, CSN’s assessment of potential impairment loss comprised (i) review of TLSA’s own evaluation of impairment of its long-lived assets under the DCF model and (ii) CSN’s adjustments to the impairment model prepared by TLSA to reflect the dividend distribution model (“DDM”), under which CSN projects expected dividends, pursuant to the profitability set forth in TLSA’s DCF model.

As set forth in FS-35/36, CSN followed these steps in its DDM:

1.                Review and challenge of TLSA’s nominal cash flows under TLSA’s DCF model;

2.                CSN’s interest in TLSA has been diluted over the years and will be further diluted because the remaining capital contributions scheduled for each shareholder are different until the RS II’s completion, and CSN has the lowest capital contribution remaining; accordingly, CSN’s projection of cash inflows from dividends considers its percentage of ownership each year after dilutions, depending on the capital contributions scheduled for each shareholder; and

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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3.      Discounting of estimated cash inflows from dividends to present value considering the cost of equity embedded in TLSA’s weighted average cost of capital, as adjusted by an incremental company specific risk premium.

Despite different methodologies, the DCF model and the DDM tend to present similar results, as set forth in paragraph 42 of IAS 28. However, in the case of CSN’s interest in TLSA, the two models presented different results in 2016 because, due to the above-mentioned delay in the RS II, the cost of equity used in the DDM to discount dividends to present value was significantly higher than the weighted average cost of capital used in the DCF model. Accordingly, in 2016, the DDM presented a lower present value than the DCF, which reduced the fair value amount that CSN attributed to its interest in TLSA.

The following table sets forth CSN’s position in TLSA as of December 31, 2016, before and after the impairment loss under the DDM:

 (in millions of R$)

	As of December 31, 2016	Impairment applied (under DDM)	As of December 31, 2016
	Before impairment		After impairment
TLSA’s net equity	2,489		2,489
CSN’s interest in TLSA	49.02%		49.02%
CSN’s investment balance	1,220		1,220
Fair value	659	(388)	271
Total CSN balance in TLSA	1,879	(388)	1,491

CSN performed the impairment test as of December 31, 2017, following a similar approach to the one set forth above, and did not recognize additional impairment losses because cash inflows under the DDM model were higher than the carrying amount of CSN’s investment in TLSA.

SEC Comment No. 3.

23. Other Operating Income (Expenses), page FS-72

We note your tabular disclosure detailing the various line items impacting your other operating income and expenses for the periods presented. Please further expand your disclosures to highlight the facts and circumstances that led to the R$755,151 monetary adjustment related to the Eletrobras Compulsory loan. In that regard, please clarify the nature of the arrangement with Eletrobras and the resulting negotiation and/or conflict that resulted in a favorable judicial decision. In your response, please also address how you are accounting for the arrangement with Eletrobras.

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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Response to Comment No. 3.

From January 1987 through January 1994, electricity costs payable by large industrial plants to power supply distributors included an amount as compulsory loans to Eletrobras at rates that ranged from 10% to 35% per annum. The purpose of these compulsory loans was to promote improvements and expansion of the Brazilian electricity sector.

When Eletrobras, which has its stock publicly listed in Brazil, repaid the compulsory loans in the form of shares in its stock, its calculation of amounts owed considered only an unofficial inflation index for monetary correction. It did not consider (i) official hyper-inflation indices in Brazil in 1987 through 1994 or (ii) interest on the compulsory loans. This calculation resulted in many Brazilian companies, including CSN, bringing suit against Eletrobras to recover (i) the difference in monetary correction under the official hyper-inflation indices and (ii) interest.

After a long period of discussions and appeals, in June 2017, the Brazilian Superior Court (Superior Tribunal de Justiça) entered a final unappealable judgment pursuant to which Eletrobras must pay CSN these additional amounts. In the fourth quarter of 2017, CSN received a legal opinion from its external counsel ratifying management’s understanding that the receivables from Eletrobras comprising these additional amounts no longer represent a contingent asset, as no further arguments or appeals are available to Eletrobras to revoke or modify the judgment.

Pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, the following two elements are required in order to recognize a receivable and its corresponding income in a company’s income statement:

1.      The amount can be reasonably estimated.

The amount of R$755 million recognized in the fourth quarter of 2017 is a fair estimate of CSN’s claim against Eletrobras and was calculated based on the Brazilian Superior Court’s methodology set forth in earlier identical cases, which methodology has been accepted by Eletrobras in its reimbursement to other companies. Eletrobras has no argument against the use of this methodology in calculating CSN’s receivable.

CSN engaged independent experts to ensure that its estimate is fair and in line with the Brazilian Superior Court’s methodology. CSN applied the guidance established in IAS 37, paragraphs 36, 37 and 38.

2.      The Company’s right is certain.

CSN based its assessment of certainty on the guidance in IAS 37, paragraph 35. A final unappealable judgment was entered into against Eletrobras and the amount due was calculated based on jurisprudence and an established methodology. CSN has no reason to believe Eletrobras will not be able to settle the reimbursement amount as it has significant provisions in its financial statements to cover its obligations under the compulsory loans and its financial position reflects sufficient liquidity to pay CSN’s reimbursement. For these reasons, CSN considers settlement in its favor to be virtually certain.

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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Because both elements required for recognition have been met, CSN recognized its R$755 million receivable against Eletrobras in the fiscal year ended December 31, 2017.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702 or Cristina Figueiredo Donnini at +55 (11) 3049-7564.

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank, Tweed, Hadley & McCloy LLP

Companhia Siderúrgica Nacional

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Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

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